Exhibit 99.1

Quipt Surpasses 200,000 Active Patients Adding Approximately $7 Million in Annualized Revenues, and Anticipated $1.4 Million of Adjusted EBITDA Post Integration

Acquisition of Hometown Medical, LLC Significantly Enhances Presence in Mississippi

Cincinnati, Ohio – July 11, 2022 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is very pleased to announce that it has acquired Hometown Medical, LLC (“Hometown Medical”), a business with operations in Mississippi, reporting unaudited trailing 12-month annual revenues of approximately $7 million and with anticipated Adjusted EBITDA (defined below) of $1.4 million post integration. As a reminder all figures stated are in USD.

Acquisition Details

The acquisition encompasses two locations in Mississippi, doubling Quipt’s current location count in the state, immediately expanding its footprint providing additional patient accessibility. The acquisition adds over 1,000 referring physicians bringing Quipt’s referring network base to over 21,600, and increases Quipt’s active patient count by over 11,000, bringing Quipt’s total to over 200,000 active patients. Hometown Medical has a heavily weighted respiratory product mix at approximately 60% with an opportunity for Quipt to build out a strong ventilation therapy program and integrate a best-in-class subscription-based resupply program acting as an immediate potential revenue synergy.

Additionally, Hometown Medical has a strong management team in place focused on clinical excellence, and like Quipt, offers high-quality, full-service line of equipment, and supplies. Hometown Medical has a diversified payor mix and several difficult to obtain insurance contracts and its expansionary operating footprint aligns closely with regions that have a high prevalence of Chronic Obstructive Pulmonary Disease (“COPD”), a key target patient group; Mississippi is among the highest prevalence U.S. States. According to the National Institutes of Health (NIH), about 211,000 people in Mississippi have COPD1. Moreover, according to the Centers for Disease Control and Prevention (CDC), Mississippi is one of seven states with the highest estimates for COPD diagnosis, hospitalizations and death2. Quipt’s mission is well suited to serve the needs of suffering COPD patients across the state of Mississippi with a full-service respiratory product mix inclusive of a robust ventilation therapy program.

The acquisition will increase Quipt’s annual revenues by approximately $7 million and is expected to increase Quipt’s Adjusted EBITDA, post integration, by $1.4 million. The acquisition purchase price is in line with historical multiples paid by the Company.

Management Commentary

“We are extremely delighted to close the acquisition of Hometown Medical, providing us a meaningful expansion opportunity in the state of Mississippi. With over 200,000 COPD sufferers across the state, we are steadfast this is a growing attractive market for us, and we are excited to be able to build further inroads across the state on the heels of this acquisition,” said Greg Crawford, Chairman and CEO of Quipt. “We believe there is opportunity to leverage our ventilation and resupply program immediately, potentially creating actionable revenue synergies for us. Moreover, the valuable commercial insurance contracts, strong referring physician network, and significant patient base we have accumulated in the state give us the opportunity to take a land and expand approach towards future growth.”

Chief Financial Officer, Hardik Mehta added, “Since April 1st, 2022, we have closed four attractive acquisitions including Good Night Medical, spanning multiple states, NorCal Respiratory in California, Access Respiratory in Louisiana, representing a new state, and Hometown Medical further expanding our presence in Mississippi. The four acquisitions added over 30,000 active patients, equate to over $25 million in revenue and over $4.5 million of Adjusted EBITDA post integration. With the closing of Hometown, we continue to possess a strong balance sheet with significant flexibility to go after accretive acquisition targets that fit our stringent criteria. We remain focused on quality transactions at favorable multiples that help us continue to create meaningful scale across the United States, with the strategic goal of becoming a national respiratory care provider. Lastly, looking ahead, our pipeline remains very deep with additional opportunities that target strategic geographical areas of coverage for our full suite of respiratory care products and services, and we anticipate a very active second half of the year, with more exciting targets coming through the funnel.”

1 Source: https://www.nhlbi.nih.gov/health-topics/education-and-awareness/copd-learn-more-breathe-better/state-prevalence

2 Source: https://www.cdc.gov/copd/features/copd-urban-rural-differences.html#:~:text=Seven%20states%E2%80%93Alabama%2C%20Arkansas%2C,highest%20percentage%20of%20rural%20populations.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding the acquisition disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the acquisition’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: post integration financial results (revenue and Adjusted EBITDA) of  Hometown Medical; Quipt adding patients to its subscription-based resupply program; Quipt’s acquisition pipeline and pace and timing of any further acquisitions; and Quipt’s expectations for Hometown Medical and its impact on Quipt; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition achieving results at least as good as historical performances; the financial information regarding the acquisition being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock- based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com